May 15, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 000-14902 (“2012 Form 10-K”)

Ladies and Gentlemen:

We have received and reviewed your letter dated May 7, 2013 related to the above-referenced filing of Meridian Bioscience, Inc. (“Meridian” or the “Company”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below and are keyed to the order of your comments. This letter has been filed with the Commission as correspondence through EDGAR.

Notes To Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(i) Revenue Recognition, page 57

1.	Regarding your response to our prior comment 1:

•
With respect to the first bullet, please provide proposed revisions to your disclosure to be included in future filings stating when revenue for instrument and instrument accessories is recognized for markets outside of the United States. In addition disclose your sales model for sales outside of the United States similar to what was provided in your March 5, 2013 response letter which indicated that in markets where the test system is not sold via multiple deliverable arrangements, the independent distributor purchases from you and inventories the illumipro-10™ instruments, instrument accessories and test kits.

Meridian Response – We have proposed revisions in the third paragraph of our proposed disclosure set forth below, to address your comments.

•
You state “The primary deliverables are an instrument, instrument accessories (e.g., key board, printer) and test kits.” ASC 605-25-50-2b requires disclosure of all significant deliverables within an arrangement. Please provide proposed revisions to your disclosure to be included in future filings clarifying, if true, that these deliverables are the significant deliverables. If there are additional deliverables, please tell us what they are and your accounting for each one.

Meridian Response – We have changed the word “primary” to “significant” in the second sentence of the second paragraph of our proposed disclosure set forth below.  Regarding your comment requesting whether or not there are additional deliverables other than the instrument, instrument accessories (e.g., printer) and test kits, there are other various accessories  (e.g., plastic tray for holding test devices, mini-keyboard) that we consider to be insignificant.  These other accessories have a de minimis cost (less than $40 in the aggregate) and are not required for our illumigene® molecular test system to provide a diagnostic test result.  The costs for these items are expensed when sold because of their de minimis cost.

•
Disclose, if true, that the average contract period plus estimated contract renewals is at least equal to the three-year mechanical useful life of the instrument and instrument accessories used to amortize their deferred cost. If not true, tell us why three years is an appropriate period to amortize the costs.

Meridian Response – We have proposed revisions in the second paragraph (second to last sentence) of our proposed disclosure set forth below, to address your comments.

After considering all of your comments, we propose the following disclosure in future filings on Form 10-Q and 10-K, beginning with our Form 10-Q for the Quarter ending June 30, 2013:

“Revenue for our Diagnostics segments includes revenue for our illumigene® molecular test system. This system includes an instrument, instrument accessories and test kits. In markets where the test system is sold via multiple deliverable arrangements (the United States, Australia, and Italy), the cost of the instrument and instrument accessories are deferred upon placement at a customer and amortized on a straight-line basis into cost of sales over the expected utilization period, generally three years.

We evaluate whether each deliverable in the arrangement is a separate unit of accounting. The significant deliverables are an instrument, instrument accessories (e.g., printer) and test kits. An instrument and instrument accessories are delivered to the customer prior to the start of the customer utilization period, in order to accommodate customer set-up and installation. There is de minimis consideration received from the customer at the time of instrument placement. We have determined that the instrument and instrument accessories are not a separate unit of accounting because such equipment can only be used to process and read the results from our illumigene® diagnostic tests (i.e., our instrument and test kits function together to deliver a diagnostic test result), and therefore the instrument and instrument accessories do not have standalone value to the customer. Consequently, there is no revenue allocated to the placement of the instrument and instrument accessories. Test kits are delivered to the customer over the utilization period of the instrument, which we estimate has a useful life of three years  Our average customer contract period, including estimated renewals, is at least equal to the estimated three-year utilization period. Revenue for the sale of test kits is recognized upon shipment and transfer of title to the customers.

In markets where the test system is not sold via multiple deliverable arrangements (countries other than the United States, Australia and Italy), the cost of the instrument and instrument accessories is charged to cost of sales at the time of shipment and transfer of title to the customer.  Revenue for the sales of instruments and instrument accessories and test kits is recognized upon shipment and transfer of title to the customers.  In these markets, our illumigene® molecular test system is sold to independent distributors who inventory the instruments, instrument accessories and test kits for resale to end-users”.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. Meridian appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at 513.272.5282.

Sincerely, MERIDIAN BIOSCIENCE, INC.

By:	/s/ John A. Kraeutler
John A. Kraeutler
Chief Executive Officer

cc:  F. Mark Reuter, Esq.